UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Spectrum Signal Processing Inc.
---------------------
(Name of Issuer)

Common Stock
------------
(Title of Class of Securities)

84763F107

---------
(CUSIP Number)

Leviticus Partners, L.P.
Adam M. Hutt
30Park Ave. Suite 12F
New York, NY 10016
(212) 679-2642
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2003
------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.








CUSIP No. 84763F107
1  	NAMES OF REPORTING PERSONS
   	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

	Leviticus Partners, L.P.
_______________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) |X|

(b) |_|
_______________________________________________________________________
3 	SEC USE ONLY

_______________________________________________________________________
4  	SOURCE OF FUNDS:

	WC
_______________________________________________________________________
5   	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                 |_|
_______________________________________________________________________
6   	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware
_______________________________________________________________________
                       7      SOLE VOTING POWER:
                      			1,283,600
                       ________________________________________________
      NUMBER OF        8      SHARED VOTING POWER:
        SHARES
     BENEFICIALLY                           0
       OWNED BY        ________________________________________________
         EACH          9      SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH                    	1,283,600
                       ________________________________________________
                       10     SHARED DISPOSITIVE POWER:

                                            0
_______________________________________________________________________
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
Person

1,283,600
_______________________________________________________________________
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                        |_|

_______________________________________________________________________
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            8.7%
_______________________________________________________________________
14          TYPE OF REPORTING PERSON:

		PN
_______________________________________________________________________

CUSIP No. 84763F107
_______________________________________________________________________
1   	NAMES OF REPORTING PERSONS
     	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    	AMH Equity, LLC
_______________________________________________________________________
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) |X|
(b) |_|
_______________________________________________________________________
3           SEC USE ONLY

_______________________________________________________________________
4           SOURCE OF FUNDS:

		AF
_______________________________________________________________________
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)  			 |_|
_______________________________________________________________________
6           CITIZENSHIP OR PLACE OF ORGANIZATION:

		New York
_______________________________________________________________________
			7 	SOLE VOTING POWER:

				0
	________________________________________________
      NUMBER OF        8      	SHARED VOTING POWER:
        SHARES
     BENEFICIALLY          	0
       OWNED BY        ________________________________________________
         EACH          9      	SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH              	0
                       ________________________________________________
                       10     SHARED DISPOSITIVE POWER:

                             	0
_______________________________________________________________________
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0
_______________________________________________________________________
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                               |_|
_______________________________________________________________________
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                     0
_______________________________________________________________________
14          TYPE OF REPORTING PERSON:
                                      00
_______________________________________________________________________
CUSIP No. 84763F107
______________________________________________________________________
1           NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Adam M. Hutt  __________________________________________________________
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) |X|
(b) |_|
_______________________________________________________________________
3           SEC USE ONLY

_______________________________________________________________________
4           SOURCE OF FUNDS:
	00
_______________________________________________________________________
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
		|_|

_______________________________________________________________________
6           CITIZENSHIP OR PLACE OF ORGANIZATION:

		United States
_______________________________________________________________________
			7      SOLE VOTING POWER:

					0
	________________________________________________
      NUMBER OF        8      SHARED VOTING POWER:
        SHARES
     BENEFICIALLY                  	0
       OWNED BY        ________________________________________________
         EACH          9      SOLE DISPOSITIVE POWER:
      REPORTING
     PERSON WITH                  	0
                       ________________________________________________
                       10     SHARED DISPOSITIVE POWER:

                          		0
_______________________________________________________________________
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
				0
_______________________________________________________________________
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                               |_|
_______________________________________________________________________
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                     0
_______________________________________________________________________
14          TYPE OF REPORTING PERSON:
     HC, IN
_______________________________________________________________________


ITEM 1. SECURITY AND ISSUER.

This schedule 13D/A relates to the common stock, $.001 par value per share (the "Shares"), of Spectrum Signal Processing Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 700 Production Way, Burnaby, BC, Canada V5A4X1.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D/A is jointly filed by Leviticus Partners, L.P., a Delaware limited partnership ("Leviticus"), AMH Equity, LLC ("AMH"), a New York limited liability company and Adam Hutt, a natural person (each a "Reporting Person" and, collectively, the "Reporting Persons"). AMH is the general partner of Leviticus and Adam Hutt is the controlling person of AMH.

      Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

(b) The business address for all Reporting Persons is 30 Park Avenue, Suite 12F, New York, New York 10016.

(c) Each Reporting Person's principal business is investing in securities in order to achieve certain investment objectives.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)   Adam Hutt is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Leviticus used approximately $1,332,353 of its working capital to purchase the Shares.


ITEM 4. PURPOSE OF TRANSACTION.

Leviticus purchased the Shares for investment purposes. Leviticus presently considers the Shares an attractive investment and intends to review its investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional shares of the Issuer in the open-market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of their holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of the Issuer for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of the Issuer;
the actions of the management and Board of Directors of the Issuer;
and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

(a) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Leviticus may be deemed to be the beneficial owner of the aggregate amount of 1,283,600 Shares representing approximately 8.7% of the outstanding Shares of the Issuer (based upon 14,732,391 shares outstanding as of March 31, 2003, as reported on the latest Form 10-Q of the Issuer for the quarter ended March 31, 2003).

      AMH is the general partner of Leviticus and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, AMH may be deemed to be the beneficial owner of the aggregate amount of 1,283,600
Shares representing approximately 8.7% of the outstanding Shares of the Issuer (based upon 14,732,391 shares outstanding as of March 31, 2003, as reported on the latest Form 10-Q of the Issuer for the quarter ended March 31, 2003). AMH disclaims any beneficial ownership of the Shares covered by this Statement.

      Adam Hutt is the control person of AMH and for purposes of Rule
13d-3 under the Securities Exchange Act of 1934, as amended, Adam Hutt may be deemed to be the beneficial owner of the aggregate amount of 1,283,600 Shares representing approximately 8.7% of the outstanding Shares of the Issuer (based upon 14,732,391 shares outstanding as of March 31, 2003, as reported on the latest Form 10-Q of the Issuer for the quarter ended March 31, 2003). Adam Hutt disclaims any beneficial ownership of the Shares covered by this Statement.

(b) Leviticus has sole voting and dispositive power of the Shares. AMH and Adam Hutt disclaim beneficial ownership of the Shares.

(c) Leviticus effected the following transactions in the Shares during the past 60 days as set forth below:

Date              Type            Amount of Shares        Price/Share
7/24/03    open market purchase       8,600     		0.94
7/22/03    open market purchase      	14,000              	0.99
7/22/03    open market purchase      	2,400                 	0.94
7/21/03    open market purchase    	8,600        		0.94
7/16/03    open market purchase       	25,000			0.92
7/16/03    open market purchase       	25,000			0.92
7/16/03    open market purchase       2,100			0.98
7/16/03    open market purchase       37,900			0.99

7/15/03    open market purchase   	20,000			1.05
7/15/03    open market purchase   	50,000			1.10
7/15/03    open market purchase   	65,000			1.08
7/15/03    open market purchase   	500			1.09
7/15/03    open market purchase   	3,800			1.08
7/15/03    open market purchase   	10,700			1.06

(d) Not Applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Not Applicable

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2003

				Leviticus Partners, L.P.

				By: AMH Equity, LLC, its general partner

				By: /s/ Adam Hutt

				Name: Adam Hutt
				Title: Managing Member

				AMH Equity, LLC

				By: /s/ Adam Hutt

				Name: Adam Hutt
				Title: Managing Member

				By: /s/ Adam Hutt

				Adam Hutt

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).